November 12, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. Ameen Hamady

Ms. Shannon Menjivar

Re:	APi Group Corporation

Form 10-K for the year ended December 31, 2020

Filed on March 24, 2021

Form 8-K filed on August 11, 2021

File No. 001-39275

Dear Mr. Hamady and Ms. Menjivar:

APi Group Corporation (the “Company”), hereby responds to the comment provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 2, 2021 (the “Comment Letter”) regarding the Company’s Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”) and the Company’s Form 8-K filed on August 11, 2021. Set forth below in bold font is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.

Form 8-K filed on August 11, 2021

General

1.

We note your response to our comment. While it is noted that the step-up adjustment will no longer be necessary after September 30, 2021, due to the comparative nature of your non-GAAP presentations which include prior periods, it appears that such adjustment will continue to be presented in filings subsequent to your September 30, 2021 filings. Please remove this adjustment from all future filings including any filings reflecting comparative periods that previously included such an adjustment.

The Company respectfully acknowledges the Staff’s comment and appreciates the Staff’s continued dialogue regarding the comment. In response to the Staff’s comment, the Company agrees that it will not include the “Depreciation remeasurement” adjustment in any of its non-GAAP financial measures presented in any future filings and public disclosures, including those reflecting comparative periods that previously included this adjustment.

We hope that this response adequately addresses the Staff’s concerns. If you have any further comments or concerns, please to contact me at (651) 604-2708.

Very truly yours,
/s/ Kevin Krumm
Kevin Krumm Chief Financial Officer